UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-87930

REGAL CINEMAS CORPORATION
(Exact name of registrant as specified in its charter)

7132 Regal Lane
Knoxville, Tennessee 37918
(865) 922-1123
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Series B 9 3/8% Senior Subordinated Notes Due 2012
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

        Approximate number of holders of record as of the certification or notice date: 12

        Pursuant to the requirements of the Securities Exchange Act of 1934, Regal Cinemas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2004	By:	/s/ PETER B. BRANDOW
	Name:	Peter B. Brandow
	Title:	Executive Vice President, General Counsel and Secretary